Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: March 11, 2025

Events.com Acquires Citifyd, Revolutionizing Event Planning with Seamless Parking Solutions

Boosts Organizer Efficiency and Revenue While Providing Event Goer with Simplified Digital Parking

LA JOLLA, CA – March 11, 2025 – Events.com (“the Company”), an industry-leading event management and discovery platform, today announced the strategic acquisition of Citifyd, a premier technology provider specializing in urban and event parking solutions. This move integrates advanced parking management into Events.com’s offerings, empowering event creators to save time, unlock new revenue streams, and gain a comprehensive view of their event ecosystem by syncing parking and ticketing data. The integration will also streamline the parking experience for event goers, enhancing overall event satisfaction.

This technology allows Events.com to simplify fragmented parking systems, allowing event goers to pre-purchase parking through a user-friendly mobile app while delivering real-time analytics to event creators and venue operators for optimized traffic flow and space management.

Citifyd built a robust patent portfolio that complements Events.com’s mission to equip event creators worldwide with a robust, all-in-one platform to craft, promote, and execute unforgettable experiences. Event goers can download the Citifyd app to browse and secure parking options—from driveways to garages—before an event or add parking directly within the Events.com ticketing process for added convenience.

“Acquiring Citifyd fits our plan to bring all event production tools onto one easy platform,” said Stephen Partridge, Co-Founder, President and COO of Events.com. “Their smart parking and transit solutions help us give event creators what they need for great events, while their city-focused tech strengthens our ability to support local businesses and meet new travel trends.”

With Citifyd’s integration, Events.com expands its reach across the event lifecycle, offering deeper support to event creators and venues. The parking solution can be seamlessly woven into Events.com’s comprehensive platform or used standalone by those who don’t require its full suite of services. By linking ticketing and parking data, organizers gain actionable insights into event goer preferences, enabling tailored promotions and personalized experiences. Citifyd’s expertise in smart mobility further aligns with Events.com’s vision of making events more accessible and efficient through technology.

“We’re thrilled to join forces with Events.com and bring our global team’s mobility expertise to a platform that prioritizes innovation and customer satisfaction,” said Sohrab Vossoughi, co-founder and CEO of Citifyd. “This will help redefine the event landscape, driving growth for organizers, simplifying parking, and unlocking new revenue opportunities, all while creating a more connected and accessible event ecosystem.”

This acquisition also comes at a critical juncture for Events.com as it prepares for its public debut following its previously announced business combination with Concord Acquisition Corp. II (OTCQX: CNDA), a publicly traded special purpose acquisition company, which is expected to close in 2025, subject to the satisfaction or waiver of customary closing conditions.

For more information about Events.com, please visit https://events.com.

About Events.com

Events.com powers a two-sided marketplace and platform that helps passionate individuals create, promote, discover, and enjoy events. Events.com's platform helps event organizers seamlessly execute their events and allows event goers to discover, interact, and transact with the events they love. The Company offers a robust ecosystem that supports millions of event creators worldwide, catering to various interests. From the prestigious All-In Summit, the world's leading podcast for business, technology, and investing, to the exclusive Club Getaway featured on Bravo, the event calendar on NewYork.com, the transformative Archangel Summit, and movie experiences at the iconic Mayfair Theatre in Ottawa—Events.com technology is the driving force behind unforgettable moments worldwide.

For more details, visit events.com.

Events.com Investor and Media Contact:
Gateway Group, Inc.
949.574.3860
events.com@gateway-grp.com

Art and Logos

You may download the logos from Events.com here.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, CNDA intends to file with the SEC the Registration Statement, which will include a prospectus with respect to PubCo’s securities to be issued in connection with the Proposed Business Combination and a proxy statement to be distributed to holders of CNDA’s common stock in connection with CNDA’s solicitation of proxies for the vote by CNDA’s stockholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, CNDA plans to file the definitive Proxy Statement with the SEC and to mail copies to stockholders of CNDA as of a record date to be established for voting on the Proposed Business Combination. This press release does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that PubCo or CNDA may file with the SEC. Before making any investment or voting decision, investors and security holders of CNDA and Events.com are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about, Events.com, CNDA, PubCo and the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by PubCo and CNDA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo and CNDA may be obtained free of charge from CNDA’s website at cnda.concordacquisitioncorp.com or by directing a request to Jeff Tuder, Chief Executive Office, 477 Madison Avenue New York, New York 10022; Tel: (212) 883-4330. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Events.com, CNDA, PubCo and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from CNDA’s stockholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of CNDA’s directors and executive officers, please refer to CNDA’s annual report on Form 10-K filed with the SEC on March 1, 2024, and Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of CNDA’s stockholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.